2(,

311669

04035497

Follow-Up Materials

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

B

COMPANY STATUS: ACTIVE A **BRANCH:**

FILE NO.: 83- 2 **FISCAL YEAR:**

(03/94)

311669 83 2

BOARD
OF
DIRECTORS

ASIAN DEVELOPMENT BANK

FOR OFFICIAL USE ONLY

R79-04
28 May 2004

CONDENSED QUARTERLY FINANCIAL STATEMENTS

1. Attached for the consideration of the Board are Management's Discussion and Analysis for OCR and Condensed Quarterly Financial Statements as of 31 March 2004.

2. In the absence of any request for discussion (which should be communicated to The Secretary by the close of business on 18 June 2004), the Condensed Quarterly Financial Statements will be deemed to have been approved, to be so recorded in the minutes of a subsequent meeting of the Board. Any notified abstentions or objections will also be recorded in the minutes.

For Inquiries: P. Y. Chiu, Controller's Department
(Ext. 4540)
R. Budiman, Controller's Department
(Ext. 4553)

The attached document has a restricted distribution until it has been approved by the Board of Directors. Following such approval, the document will be available to the public.

Asian Development Bank

Management's Discussion & Analysis
and
Condensed Quarterly Financial Statements
31 March 2004
(Unaudited)

CONTENTS

31 March 2004

	Page
I. Management's Discussion and Analysis	
Overview	*1*
Ordinary capital resources	*1*
Special Funds	*8*
II. Ordinary Capital Resources	
Condensed Balance Sheet	*OCR-1*
Condensed Statement of Income and Expenses	*OCR-2*
Condensed Statement of Cash Flows	*OCR-3*
Condensed Statement of Changes in Capital and Reserves	*OCR-4*
Notes to Condensed Financial Statements	*OCR-5*
III. Special Funds Resources	
Asian Development Fund (ADF)	
Condensed Special Purpose Statement of Assets, Liabilities, and Fund Balances	*ADF-1*
Condensed Special Purpose Statement of Revenue and Expenses	*ADF-2*
Condensed Special Purpose Statement of Cash Flows	*ADF-3*
Condensed Special Purpose Statement of Changes in Fund Balances	*ADF-4*
Notes to Condensed Special Purpose Financial Statements	*ADF-5*
Technical Assistance Special Fund (TASF)	
Condensed Statement of Financial Position	*TASF-1*
Condensed Statement of Activities and Changes in Net Assets	*TASF-2*
Condensed Statement of Cash Flows	*TASF-3*
Notes to Condensed Financial Statements	*TASF-4*
Japan Special Fund (JSF)	
Condensed Statement of Financial Position	*JSF-1*
Condensed Statement of Activities and Changes in Net Assets	*JSF-2*
Condensed Statement of Cash Flows	*JSF-3*
Notes to Condensed Financial Statements	*JSF-4*
Asian Development Bank Institute Special Fund (ADBISF)	
Condensed Statement of Financial Position	*ADBISF-1*
Condensed Statement of Activities and Changes in Net Assets	*ADBISF-2*
Condensed Statement of Cash Flows	*ADBISF-3*
Notes to Condensed Financial Statements	*ADBISF-4*

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is to make the Asian and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. The Charter requires that each funding resource be kept separate from the other. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provide a buffer for risk arising from its operations.

2.1. Basis of financial reporting

Statutory reporting: ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective 1 January 2001, ADB adopted Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"). FAS 133 allows hedge accounting only if qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2003. ADB undertakes no obligation to update any forward-looking statements made in such documents.

However, applying FAS 133 hedge criteria does not entirely reflect ADB's risk management and hedging strategy. Accordingly, ADB elected to adopt non-hedge accounting. As defined and required by FAS 133, ADB has marked all derivative instruments to fair value and reported in the balance sheet with changes in the fair value recognized in current net income.

Supplemental Reporting: ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are recorded at their fair value while loans, borrowing and certain investments are recorded at carry value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial instruments. Two supplemental financial statements are therefore included: current value and pre-FAS 133. Applications of consistent approach on these statements allow for better analysis for management information and decision making.

Table 1 presents selected financial data on three bases: statutory reported basis, pre-FAS 133 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Reported Basis		
	31 March 2004	31 March 2003	31 December 2003
Net Income	340	278	438
Average Earning Assets	37,315	39,249	37,540
Annual Return on Average Earning Assets	3.65%	2.83%	1.17%
Return on Loans	4.22%	4.89%	4.56%
Return on Investments	2.40%	3.43%	3.74%
Cost of Borrowings	2.89%	3.65%	4.65%
Reserve-to-Loan Ratio	-	34.76%	37.59%
Interest Coverage Ratio	-	2.06	1.44
Equity-to-Loan Ratio	53.95%	-	47.67%
	Pre-FAS 133 Basis		
	31 March 2004	31 March 2003	31 December 2003
Net Income	141	210	617
Average Earning Assets	36,785	39,257	37,524
Annual Return on Average Earning Assets	1.51%	2.14%	1.64%
Return on Loans	4.22%	4.89%	4.56%
Return on Investments	2.47%	3.43%	3.13%
Cost of Borrowings	3.70%	3.87%	3.70%
Reserve-to-Loan Ratio	-	33.19%	36.72%
Interest Coverage Ratio	-	1.80	1.62
Equity-to-Loan Ratio	52.19%	-	46.81%
	Current Value Basis		
	31 March 2004	31 March 2003	31 December 2003
Net Income	212	237	1,363
Average Earning Assets	39,537	41,937	40,244
Annual Return on Average Earning Assets	1.61%	2.07%	3.39%
Return on Loans	4.61%	3.70%	4.97%
Return on Investments	2.57%	2.98%	5.88%
Cost of Borrowings	4.05%	2.59%	2.55%
Reserve-to-Loan Ratio	-	31.44%	36.88%
Interest Coverage Ratio	-	1.82	2.38
Equity-to-Loan Ratio	50.99%	-	46.20%

- Data no longer applicable (refer to "Financial Indicators").

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in interest rates, exchange rates, and credit risks. Table 3 shows the Condensed Current Value Income Statements reconciled from the reported basis for the period ended 31 March 2004. Current value reflects the exit price for financial instruments with liquid markets and is the estimated fair value. For financial instruments with no market quotations, current value is estimated using the expected cash flow streams discounted with the appropriate interest and exchange rates. The reversal of FAS 133 effect removes its impact, as these effects are a part of the current value adjustment. Table 4 provides a further break down of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets at 31 March 2004 and 31 December 2003
In thousands of U.S. dollars

	31 March 2004					31 December 2003
	Reported Basis	Reversal of FAS 133 Effects[1]	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 97,267	$ -	$ 97,267	$ -	$ 97,267	$ 1,397,948
Investments and accrued income	14,633,025	-	14,633,025	-	14,633,025	11,517,178
Securities transferred under securities lending arrangement	1,716,762	-	1,716,762	-	1,716,762	2,317,819
Loans outstanding and accrued interest	23,390,174	(956)	23,389,218	2,030,322	25,419,540	27,705,291
Less: Allowance for loan losses *and unamortized front end fee*	(108,487)	-	(108,487)	-	(108,487)	(107,776)
Equity investment	235,470	-	235,470	-	235,470	228,956
Receivable from members	238,063	-	238,063	(76,779)	161,284	155,962
Receivable from swaps						
Investments	1,411,275	(11,451)	1,399,824	11,451	1,411,275	1,087,833
Borrowings	9,791,681	(161,974)	9,629,707	161,974	9,791,681	9,776,335
Other assets	547,330	-	547,330	-	547,330	479,350
TOTAL	$51,952,560	$(174,381)	$51,778,179	$2,126,968	$53,905,147	$54,558,896
Borrowings and accrued interest	$25,926,809	$ 131,129	$26,057,938	$1,371,062	$27,429,000	$27,808,899
Payable for swaps						
Investments	1,567,093	34,829	1,601,922	(34,829)	1,567,093	1,226,701
Borrowings	8,847,211	81,619	8,928,830	(81,619)	8,847,211	8,988,579
Payable under securities lending arrangement	1,738,102	-	1,738,102	-	1,738,102	2,520,991
Accounts payable and other liabilities	637,795	-	637,795	-	637,795	544,716
Total Liabilities	38,717,010	247,577	38,964,587	1,254,614	40,219,201	41,089,886
Paid-in capital	3,557,442	-	3,557,442	-	3,557,442	3,570,562
Net notional MOV Receivable/Payable	(605,027)	-	(605,027)	-	(605,027)	(620,805)
Ordinary reserve	8,895,055	-	8,895,055	(37,045)	8,858,010	8,855,539
Special reserve	186,818	-	186,818	-	186,818	186,066
Surplus	116,645	-	116,645	-	116,645	116,645
Cumulative revaluation adjustment account	372,257	(372,257)	-	-	-	-
Net income[2] – 31 March 2004	339,548	(199,359)	140,189	70,866	211,055	-
Net income[2] – 31 December 2003	435,886	178,387	614,273	746,730	1,361,003	1,361,003
Accumulated other comprehensive Income	(63,074)	(28,729)	(91,803)	91,803	-	-
Total Equity	13,235,550	(421,958)	12,813,592	872,354	13,685,946	13,469,010
TOTAL	$51,952,560	$(174,381)	$51,778,179	$2,126,968	$53,905,147	$54,558,896

[1] Translated using exchange rates at transaction date.

[2] Net income after appropriation of guarantee fees to Special Reserve.

Table 3: Condensed Current Value Income Statements
In thousands of U.S. dollars

	31 March 2004			31 March 2003
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Basis	Year to Date Current Value Basis
INCOME				
From loans	$310,741	$ -	$310,741	$396,884
From investments	85,129	-	85,129	82,824
From other sources-net	12,335	-	12,335	24,253
Total Income	408,205	-	408,205	503,961
EXPENSES				
Interest and other financial expenses	238,203	-	238,203	262,839
Administrative expenses	29,828	-	29,828	29,240
Technical assistance to member countries	(1,158)	-	(1,158)	-
Provision for possible losses	391	(391)	-	-
Total Expenses	267,264	(391)	266,873	292,079
OPERATING INCOME – Before FAS 133 Adjustment	140,941	391	141,332	211,882
FAS 133 adjustment	199,359	(199,359)	-	-
Current value adjustments	-	70,866	70,866	26,568
Provision for possible losses charged	-	(391)	(391)	(1,822)
Net Income	340,300	(128,493)	211,807	236,628
Appropriation of guarantee fees to Special Reserve	752	-	752	508
NET INCOME AFTER APPROPRIATION	$339,548	$ (128,493)	$ 211,055	$ 236,120

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 31 March 2004					Income Statement Effects Year to Date	
	Loans	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects	31 March 2004	31 March 2003
Total Current Value Adjustments on Balance Sheet	$2,030,322	$46,280	$(1,127,469)	$(76,779)	$(843,703)	$28,651	$41,953
Unrealized Gains (Losses) on Investments						15,433[1]	(9,197)
Accumulated Translation Adjustments						26,782[2]	(6,188)
Total Current Value Adjustments						$70,866	$26,568

[1]Unrealized gains (losses) on the investment portfolio have been moved from Equity portion under the reported basis and included as part of current value adjustments for current value reporting.

[2]The accumulated translation adjustments for the period, net of currency translation effects from FAS 133 reversals have been moved from Accumulated Other Comprehensive Income under the reported basis and included in comprehensive current value net income for the purposes of current value reporting.

Loan portfolio: Most loans are made to or guaranteed by ADB members. ADB does not sell its loans believing that there is no comparable market for them. The current value of loans incorporates Management's best estimate of expected cash flows, including interest. Estimated cash flows from principal repayments, interest, and other loan charges are discounted by the applicable market yield curves for ADB's funding cost plus ADB's lending spread.

The current value also includes ADB's appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, the value of the loans for private sector operations is adjusted through loan loss provisioning. ADB has never suffered a loss on public sector loans except opportunity losses resulting from the difference between the present value of payments for interest and charges, according to the loan's contractual terms, and actual timing of cash flows.

The positive adjustment of $2.0 billion (8.7% of loan balance) – from the statutory reported basis of $23.4 billion to the current value basis of $25.4 billion – indicates that the loans in the portfolio, on average, carry a higher interest rate than ADB would currently originate similar loans.

Investments and related swaps: Under both the reported and current value basis, investment securities and related derivatives are reported at fair values based on market quotations. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $46.3 million resulted from unrealized gain on asset swaps due to increasing interest rates in certain markets.

Equity investments: Equity investments with readily determinable fair values are reported at fair value. Unlisted equity investments without market value are reported at cost less allowance for losses, which represents a fair approximation of the current value.

Receivable from members: These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps: The current value of these liabilities includes the fair value of the amounts borrowed and the associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $1.5 billion increase in the valuation of these liabilities – equivalent to 6.0% of the value of the borrowings portfolio after swaps from the statutory reported basis of $25.0 billion to the current value basis of $26.5 billion – is due to the fact that the average cost of the borrowing is higher than the market rate at which ADB can currently obtain new funding.

Current value adjustments: The $70.9 million current value adjustment for the three months ended 31 March 2004 ($26.6 million – 2003) as shown in Table 4 represents the change in the current value of all ADB's financial instruments from 31 December 2003 to 31 March 2004. The adjustment reflects changes in both interest rates and currency exchange rates.

Current value income: For the first quarter of 2004, net income was $211.8 million under the current value basis compared with $140.9 million pre-FAS 133 income (*see Table 3*). The increase from the pre-FAS 133 basis to current value basis (i.e., current value adjustment) comprises a net effect of $28.7 million from the valuation of all outstanding financial instruments; $15.4 million unrealized gains on investments and $26.8 million of accumulated translation adjustments for the quarter ended 31 March 2004 (*see Table 4*).

2.3. Financial indicators

On 19 February 2004, the Board of Directors approved a new income planning framework for ADB. Under the new framework, ADB's risk bearing capacity is measured in terms of the equity-to-loan ratio (ELR). Consequently, the use of income indicators, the reserve-to-loan ratio and the interest coverage ratio are discontinued.

Equity-to-loan ratio: ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve and surplus. The ELR measures the adequacy of equity capital to generate adequate net income to match the growth in loan and guarantee portfolio. At 31 March 2004, ELR was 52.19% under the pre-FAS 133 basis (46.81% - 31 December 2003). Loan prepayments of $2.6 billion accounted for the increase in ELR. Stress testing is also used to measure income generating capacity and adequacy of capital.

Return on loans and cost of borrowings: The difference (1.3%) between return on loans (4.2%) and borrowing costs (2.9%) for the period ended 31 March 2004 under the statutory basis was attributed to the gain in fair value of borrowing related derivatives (0.8%), commitment and other loan charges (0.2%), and lending spread for public sector loans (0.3%). The actual lending spread was lower than the anticipated 60 basis points due to loan prepayments, borrowed funds that were invested pending loan disbursements, and timing differences between lending cost base rate and average borrowing costs.

2.4. Lending and borrowing limitations

In accessing ADB's future resource requirements to finance its ordinary operations, ADB established policies on lending and borrowing limitations. The lending limitation policy limits ADB's outstanding commitments (i.e., the sum of outstanding disbursed loan, undisbursed loan balance, equity investments, and guarantees) to no more than the sum of the total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). As of 31 March 2004, ADB's lending headroom available was $22.7 billion ($19.9 billion - 31 December 2003) under the pre-FAS 133 basis. The increase in the headroom was principally due to loan prepayments ($2.6 billion) during this period.

ADB's borrowing limitation policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserves), subject to the Charter limit of 100% of callable capital. As of 31 March 2004, ADB's borrowing headroom available was $17.1 billion ($16.4 billion - 31 December 2003). Redemptions, net of new borrowings, for the quarter of $0.8 billion accounted mainly for the increase in borrowing headroom.

2.5. Summary of financial performance

For the three months ended 31 March 2004, operating income before FAS 133 adjustment was $140.9 million, compared with $210.0 million of the first quarter of 2003 *(see OCR-2).* The decrease of $69.1 million (representing 32.9% decrease) is predominantly due to the following:

- A decrease in net loan income after interest and financial expenses of $61.5 million due to the effect of prepayment of loans ($2.6 billion).

- A reduction of $11.9 million in income from other sources principally accounted by the lower amount of gains realized from disposal of equity investments.

- The total decrease of $73.4 million from the above factors was augmented by an increase in administrative expenses ($0.6 million) and offset by the increase in investment income ($2.3 million), and decrease in expenses on account of provision for losses ($1.4 million) and the write back of technical assistance ($1.2 million).

The $199.4 million FAS 133 adjustment for the three months ended 31 March 2004 ($68 million - 2003) represented a net increase in the value of the derivatives (favorable fair value change of $228.0 million for borrowing swaps and unfavorable fair value changes of $9.0 million for investment swaps and $18.8 million for embedded derivatives) net of the $0.8 million amortization of the FAS 133 transition adjustments during the period. The $200.2 million gain in fair value of the derivatives portfolio is primarily attributed to continuous decreasing interest environment and increased swap transactions associated with increased borrowing issuance during the first quarter.

3. Special Funds

In addition to ordinary capital resources, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); and the ADB Institute Special Fund (ADBISF) as of 31 March 2004. Financial statements for each fund are prepared in accordance with generally accepted accounting principles, except for the ADF, which are special purpose financial statements prepared in accordance with ADF regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. The governments of 29 donor members (regional and nonregional) have contributed to the totality of the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific.

Contributed Resources: Cumulative contributions committed amounted to $24.8 billion as of 31 March 2004, of which contributions available for loan commitments were $24.1 billion ($24.0 billion – 31 December 2003). Contributions committed but not available as of 31 March 2004 were $0.7 billion ($0.8 billion – 31 December 2003) comprising committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. The balance of commitment authority for new loans at the end of March 2004 was $195.9 million ($45.0 million – 31 December 2003).

Review of Activities: During the period, 2 ADF loans totaling $39.0 million were approved, with 3 approvals amounting to $121.3 million in the same period last year. Disbursements for the period totaled $170.0 million, an increase of 6.4% from $159.8 million for the same period in 2003.

As of 31 March 2004, 28 public sector loans to Myanmar were in arrears and placed in nonaccrual status. The principal amount outstanding of loans placed in non-accrual status was $500,079,000 ($495,974,000 – 31 December 2003) of which $115,236,000 ($106,895,000 – 31 December 2003) was overdue.

Investment position: The ADF investment portfolio amounted to $4.6 billion as of 31 March 2004, compared with $4.3 billion as of 31 December 2003. About 27% of the portfolio was invested in bank deposits and 73% in floating and fixed income securities. The financial rate of return on ADF investments during the first quarter of 2003 was 3.7%, compared with 4% during the same quarter in 2003.

The portfolio was denominated in 10 currencies with Euro, pound sterling, Australian dollar, and Canadian dollar investments comprising 85.6% of the total.

3.2 Technical Assistance Special Fund

Review of activities: Technical assistance is accounted for on a commitment basis. As of 31 March 2004, total TASF resources amounted to $1,007.4 million. Of this, $924.8 million had been committed, leaving an uncommitted balance of $82.6 million. During the period, 41 technical assistance grants totaling $22.9 million became effective while an amount of $1.5 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period.

Investment position: As of 31 March 2004, TASF investment portfolio amounted to $214.2 million compared to $228.5 million as of 31 December 2003. Revenue from investments however, increased from $1.1 million in the first quarter of 2003 to $1.2 million in 2004, due to higher yield in some capital markets.

3.3. Japan Special Fund

Review of activities: The technical assistance grants funded by JSF continued to support ADB operations aimed at reducing poverty. In March 2004, Japan contributed 2.7 billion yen ($24.3 million equivalent) as a regular contribution to the JSF. During this period, 16 technical assistance grants for the JSF totaling $9.3 million became effective while an amount of $2.7 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period. The uncommitted balance after taking into account contributions, revenues, net TA grants, and administrative and financial expenses was $159.7 million as of 31 March 2004.

Investment position: The JSF investment portfolio amounted to $234.7 million as of 31 March 2004, compared with $220.1 million as of 31 December 2003. Investment income decreased by $0.2 million, from $1.0 million in the first quarter of 2003 to $0.8 million in 2004, due to a decrease in the average investment balance.

3.3.1 Asian Currency Crisis Support Facility

Review of Activities: The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF. The ACCSF was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $27.7 million as of 31 March 2004 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 31 March 2004, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of ADB Institute was about $10.7 million.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
31 March 2004 and 31 December 2003
Expressed in Thousands of United States Dollars (Note A)

		31 March (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 97,267		$ 1,397,948
INVESTMENTS (Note B)		14,555,591		11,440,838
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note C)		1,716,762		2,317,819
LOANS OUTSTANDING (Notes D and E) (Including FAS 133 adjustment of $956 - 31 March 2004, $985 - 31 December 2003, net of allowance for losses of $81,414 - 31 March 2004, $82,381 - 31 December 2003, and unamortized front end fee of $27,073 - 31 March 2004, $25,395 - 31 December 2003).		23,012,521		25,398,067
EQUITY INVESTMENTS (Note F)		235,470		228,956
ACCRUED INCOME		346,600		340,350
RECEIVABLE FROM MEMBERS		238,063		237,142
RECEIVABLE FROM SWAPS (Notes B, E and H)				
Investments	$ 1,411,275		$ 1,087,833	
Borrowings	9,791,681	11,202,956	9,776,335	10,864,168
OTHER ASSETS				
Property, Furniture, and Equipment		166,020		166,787
Investment related receivables		190,318		129,745
Miscellaneous (Note G)		190,992		182,818
TOTAL		**$ 51,952,560**		**$ 52,704,638**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes E and H) *(Including FAS 133 adjustment of $2,297 - 31 March 2004, $2,829 - 31 December 2003)*		$ 25,571,301		$ 26,263,929
ACCRUED INTEREST ON BORROWINGS		355,508		307,282
PAYABLE FOR SWAPS (Notes B, E, and H)				
Investments	$ 1,567,093		$ 1,226,701	
Borrowings	8,847,211	10,414,304	8,988,579	10,215,280
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note C)		1,738,102		2,520,991
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		354,382		261,729
Undisbursed technical assistance commitments (Note J)		33,372		40,692
Miscellaneous (Notes D and G)		250,041		242,295
Total liabilities		38,717,010		39,852,198
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note I)				
Subscribed (SDR34,991,710,000 - 31 March 2004 and 31 December 2003)		51,805,577		51,996,631
Less -"callable" shares subscribed		48,161,894		48,339,510
"Paid-in" shares subscribed		3,643,683		3,657,121
Less - subscription installments not due		15,754		15,813
Subscription installments matured		3,627,929		3,641,308
Less - capital transferred to the Asian Development Fund		70,487		70,746
		3,557,442		3,570,562
Net notional amounts required to maintain value of currency holdings		(605,027)		(620,805)
Ordinary Reserve		8,895,055		8,892,584
Special Reserve		186,818		186,066
Surplus		116,645		116,645
Cumulative revaluation adjustments account		372,257		372,257
Net income after appropriation				
For the calendar year 2003		435,886		435,886
For the three months ended 31 March 2004 (OCR-2)		339,548		-
Accumulated other comprehensive income (OCR-4)		(63,074)		(100,755)
Total Capital and Reserves		13,235,550		12,852,440
TOTAL		**$ 51,952,560**		**$ 52,704,638**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	2004 (Unaudited)	2003 (Unaudited)
INCOME (Note J)		
From loans	$ 310,741	$ 396,884
From investments (Note B)	85,129	82,824
From other sources - net	12,335	24,253
TOTAL INCOME	408,205	503,961
EXPENSES (Note J)		
Interest and other financial expenses	238,203	262,839
Administrative expenses	29,828	29,240
Technical assistance to member countries	(1,158)	-
Provision for losses (Note D)	391	1,822
TOTAL EXPENSES	267,264	293,901
OPERATING INCOME BEFORE FAS 133 ADJUSTMENT	140,941	210,060
FAS 133 ADJUSTMENT (Notes E and J)	199,359	67,970
NET INCOME	340,300	278,030
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE	752	508
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE	**$ 339,548**	**$ 277,522**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	2004 (Unaudited)	2003 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 289,746	$ 327,424
Interest on investments received	69,544	69,140
Interest and other financial expenses paid	(125,695)	(158,674)
Administrative expenses paid	(30,094)	(31,627)
Technical assistance disbursed	(5,520)	(6,072)
Others - net	4,061	(10,174)
Net Cash Provided By Operating Activities	202,042	190,017
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(3,214,949)	(3,308,526)
Principal collected on loans	2,808,347	1,935,812
Loans disbursed	(307,212)	(392,058)
Net swaps	(2,510)	(2,873)
Others	(7,511)	29,297
Net Cash Used in Investing Activities	(723,835)	(1,738,348)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	148,097	2,182,362
Bonds purchased for redemption and borrowings redeemed	(930,099)	(637,195)
Issuance expenses paid	(236)	(18,642)
Payments from members	1,584	2,978
Net currency swaps	(3,227)	(37,650)
Net Cash (Used in) Provided by Financing Activities	(783,881)	1,491,853
Effect of Exchange Rate Changes on Due from Banks	4,993	(3,461)
Net Decrease in Due from Banks	(1,300,681)	(59,939)
Due from Banks at Beginning of Period	1,397,948	503,954
Due from Banks at End of Period	$ 97,267	$ 444,015

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	2004 (Unaudited)		2003 (Unaudited)	
Balance at beginning of period		$ 12,852,440		$ 12,352,163
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 340,300		$ 278,030	
Other comprehensive income for the period	37,681	377,981	300	278,330
Change in SDR values		(13,120)		46,045
Change in Ordinary Reserve		2,471		(9,916)
Notional MOV		15,778		(24,390)
Balance at end of period		**$ 13,235,550**		**$ 12,642,232**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	FAS 133 Adjustments and Amortization (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gain (Loss) (Unaudited)		Minimum Pension Liability Adjustment (Unaudited)		Accumulated Other Comprehensive Income (Loss) (Unaudited)	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Balance, 1 January	'$ (11,437)	$(20,331)	(125,520)	$ (464,731)	$ 45,504	$183,027	$ (9,302)	$ -	$(100,755)	$ (302,035)
Amortization	1,300	3,173	-	-	-	-	-	-	1,300	3,173
Other comprehensive income for the period	-	-	20,948	6,324	15,433	(9,197)	-	-	36,381	(2,873)
Balance, 31 March	$ (10,137)	$(17,158)	$ (104,572)	$ (458,407)	$ 60,937	$173,830	$ (9,302)	$ -	$ (63,074)	$ (301,735)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2004 and 2003
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of all members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In December 2003, the Financial Accounting Standards Board (FASB) issued FIN No. 46, "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements." FIN No. 46 requires an entity to consolidate and provide disclosures for any variable interest entity (VIE) for which it is the primary beneficiary. For public enterprise, the effectivity of FIN No. 46 has been deferred for application to the entity's reporting period ending after 15 March 2004. An evaluation of its applicability to ADB will be considered this year.

NOTE B - INVESTMENTS AND SWAP TRANSACTIONS

All investment securities and negotiable certificate of deposits held as of 31 March 2004 and 31 December 2003 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from net income and reported in the "CAPITAL AND RESERVES" section as part of "Accumulated other comprehensive income." Estimated fair value represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are

included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gain or loss is reported based on daily settlement of the net cash margin. The estimated fair value of the investments including securities transferred under securities lending arrangements by contractual maturity as of 31 March 2004 and 31 December 2003 are as follows:

	31 March	31 December
Due in one year or less	$ 8,081,402,000	$ 6,331,766,000
Due after one year through five years	5,762,110,000	5,385,126,000
Due after five years through ten years	2,428,841,000	2,041,765,000
Total	$16,272,353,000	$13,758,657,000

ADB entered into asset swap transactions as an investment vehicle with total notional amount of $1,725,611,000($1,321,986,000 - 31 December 2003).

NOTE C - SECURITIES TRANSFERRED UNDER LENDING ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

NOTE D - LOANS AND GUARANTEES

As of 31 March 2004 and 31 December 2003, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	31 March	31 December
Indonesia	$ 8,069,048,000	$ 8,041,814,000
China, People's Republic of	4,543,658,000	4,622,747,000
Korea, Republic of	1,899,146,000	1,899,664,000
India	2,250,145,000	3,448,546,000
Philippines	2,753,582,000	2,775,708,000
Pakistan	1,486,326,000	2,614,162,000
Others (individually less than 5% of total loans)	2,119,103,000	2,103,202,000
Total loans	$23,121,008,000	$25,505,843,000
Allowance for possible losses	(81,414,000)	(82,381,000)
Unamortized front-end fee	(27,073,000)	(25,395,000)
Net loans outstanding	$23,012,521,000	$25,398,067,000

Loans outstanding as of 31 March 2004 include loans to the private sector amounting to $376,893,000 ($381,261,000 - 31 December 2003).

One public sector loan to Nauru remained in non-accrual status as of 31 March 2004 (one to Nauru - 31 December 2003). The principal outstanding of this loan as of 31 March 2004 was $2,300,000 ($2,300,000 - 31 December 2003), of which $340,000 ($340,000 - 31 December 2003) was overdue. No provision for losses was made for the three-month period ended 31 March 2004 ($240,000 - 31 December 2003).

Eleven private sector loans were in non-accrual status as of 31 March 2004 (twelve - 31 December 2003). The principal amount outstanding of private sector loans placed in non-accrual status as of 31 March 2004 was $73,992,000 ($77,115,000 - 31 December 2003), of which $66,921,000 ($70,045,000 - 31 December 2003) was overdue.

The changes in the allowance for loan losses during the first quarter of 2004 and 2003 are as follows:

	31 March 2004			31 March 2003
	Public Sector	Private Sector	Total	Private Sector
Balance - 1 January	$240,000	$82,141,000	$82,381,000	$72,477,000
Provision during the period	-	-	-	2,290,000
Provision written back	-	(532,000)	(532,000)	-
Reversal of provision of restructured loans	-	(522,000)	(522,000)	-
Translation adjustments	-	87,000	87,000	(44,000)
Balance - 31 March	$240,000	$81,174,000	$81,414,000	$74,723,000

The undisbursed balance of approved loans as of 31 March 2004 was $14,303,324,000 ($14,861,486,000 - 31 December 2003). This included an undisbursed balance of approved private sector loans amounting to $548,934,000 ($347,654,000 - 31 December 2003). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $147,756,000 ($141,882,000 - 31 December 2003).

Loan Guarantees

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amount of these guarantee obligations as of 31 March 2004 and 31 December 2003 covered:

	31 March 2004		31 December 2003	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
With counterguarantee	$1,129,623,000	$1,128,052,000	$1,115,342,000	$1,115,342,000
Political Risk Guarantees				
With counterguarantees	252,417,000	101,206,000	252,673,000	101,940,000
Without counterguarantee	101,764,000	46,436,000	31,619,000	28,291,000
	354,181,000	147,642,000	284,292,000	130,231,000
	$1,483,804,000	$1,275,694,000	$1,399,634,000	$1,245,573,000

None of these amounts were subject to call as of 31 March 2004 (nil - December 2003). The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion. ADB estimates that the present value of guarantees outstanding at 31 March 2004 was $674,042,000 ($649,665,000 - 31 December 2003).

In accordance with FIN 45, a liability of $11,844,000 ($3,932,000 - 31 December 2003) relating to stand-by ready obligations for political risk guarantees issued commencing 1 January 2003 have been included in "Miscellaneous liabilities" on the balance sheet. The committed amount of the guarantee obligations was $101,764,000 of which $46,436,000 was outstanding as of 31 March 2004 ($31,619,000 of which $28,291,000 was outstanding - 31 December 2003).

NOTE E – DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value incorporating observable market data, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make evident the impact of economic risks inherent in ADB's financial assets and liabilities.

The cumulative effect of a change in accounting principle, following the adoption of FAS 133, resulted in a transition adjustment in 2001, part of which was reported in other comprehensive income and part directly to income. Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the hedged forecasted transaction affects earnings.

NOTE F - EQUITY INVESTMENTS

Investments in equity securities without readily determinable fair values are reported at cost less probable losses. Equity securities with readily determinable fair values are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies the equity method of accounting to one investment in Asian Finance and Investment Corporation Ltd. (AFIC) where ADB has the ability to exercise significant influence. ADB also holds 100% of AFIC issued convertible non-cumulative preference shares in the amount of $25,000,000 ($25,000,000 - 31 December 2003). As of 31 March 2004, AFIC had $44,415,000 in net assets ($46,891,000 - 31 December 2003) and $2,412,000 in net loss (net profit of $230,000 - 2003). ADB's maximum exposure to loss as a result of its investment in AFIC was $38,539,000 as of 31 March 2004 ($39,284,000 - 31 December 2003). ADB is currently evaluating the impact of FIN 46 with respect to AFIC on the OCR Statements.

NOTE G - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are amounts receivable from and payable to the following related funds as of 31 March 2004 and 31 December 2003:

	31 March	**31 December**
Amounts Receivable from:		
Asian Development Fund	$34,800,000	$28,687,000
Technical Assistance Special Fund	130,000	15,000
Japan Special Fund	84,000	141,000
Asian Development Bank Institute Special Fund	387,000	317,000
Agency Trust Funds(net)	343,000	452,000
Total	$35,744,000	$29,612,000
Amounts Payable to:		
Staff Retirement Plan	$ 2,206,000	$ 7,425,000

NOTE H - BORROWINGS AND SWAPS

ADB issues structured debt, which includes embedded derivatives in order to decrease its cost of borrowing. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the effects of such embedded derivatives. Borrowings are reported on the balance sheet at their carrying book value adjusted for any unamortized premium or discounts, and include the fair value of embedded derivatives of $133,426,000 as of 31 March 2004 ($149,474,000 - 31 December 2003) that are required to be separated by FAS 133 *(See Note J)*.

The weighted average cost of borrowings outstanding as of 31 March 2004 after adjustment for currency and interest rate swap activities, was 2.89% (4.65% - 31 December 2003).

NOTE I - CAPITAL STOCK

The authorized capital stock of ADB as of 31 March 2004 consisting of 3,499,171 shares amounted to SDR34,991,710,000 all of which have been subscribed. Of the subscribed shares 3,253,061 shares are "callable" and 246,110 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

As of 31 March 2004, the value of the SDR in terms of the current United States dollar was $1.48051 ($1.48597 - 31 December 2003) giving a value for each share of ADB's capital equivalent to $14,805.10 ($14,859.70 - 31 December 2003).

NOTE J - INCOME AND EXPENSES

The average yield on the loan portfolio was 4.22% (4.89% - 2003) for the three-month period ended 31 March 2004.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2004, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 2.40% (3.43% - 2003). If unrealized gains and losses were included, the annualized rate of return would have been 2.55% (3.34% - 2003).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the three-month period ended 31 March 2004 were apportioned between Ordinary Capital Resources and the Asian Development Fund in the proportion of the relative volume of operational activities of each fund. Of the total administrative expenses for the three-month period ended 31 March 2004 of $67,145,000 ($61,889,000 - 2003), $34,797,000 ($30,638,000 - 2003) was accordingly charged to the Asian Development Fund. The balance of administrative expenses after allocation was reduced by the deferral of direct loan origination costs of $2,520,000 ($2,300,000 - 31 March 2003) related to new loans for the period ended 31 March 2004.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no TA commitments during the period were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly the write back in the amount of $1,158,000 for the period represented cancellations of the undisbursed amounts of completed TA projects committed in prior periods (nil-2003). As of 31 March 2004, an amount of $33,372,000 ($40,692,000 - 31 December 2003) represented undisbursed TA commitments charged against OCR current income in the prior years.

For the three-month period ended 31 March 2004, provision for losses totaled $391,000($923,000 for equity investments and a write back of $532,000 on private sector loans). During the same period in 2003, provision for losses totaled $1,822,000 ($2,290,000 on provisions for private sector loans and write back of $468,000 on account of equity investments).

Favorable FAS 133 adjustment of $199,359,000 ($67,970,000 - 2003) was made up of:

	31 March 2004	**31 March 2003**
Unrealized gains (losses) on		
Borrowings related swaps	$227,993,000	$69,509,000
Investments related swaps	(9,023,000)	(879,000)
Embedded derivatives in structured borrowings	(18,839,000)	-
Amortization of the FAS 133 transition adjustment	(772,000)	(660,000)
Total	$199,359,000	$67,970,000

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
31 March 2004 and 31 December 2003
Expressed in Thousands of United States Dollars (Note A)

ASSETS	31 March (Unaudited)		31 December	
DUE FROM BANKS		$ 14,456		$ 35,530
INVESTMENTS (Note B)		4,590,694		4,292,460
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note C)		213,083		459,469
LOANS OUTSTANDING (Note D)		20,194,516		20,046,522
ACCRUED REVENUE		104,405		96,705
DUE FROM CONTRIBUTORS		2,278,910		2,334,627
OTHER ASSETS				
Investment related receivables	$ 221		$ 227	
Miscellaneous	2,032	2,253	2,501	2,728
TOTAL		**$ 27,398,317**		**$ 27,268,041**

LIABILITIES AND FUND BALANCES	31 March (Unaudited)	31 December
ACCOUNTS PAYABLE AND OTHER LIABILITIES		
Payable under securities lending arrangement (Note C)	$ 217,703	$ 468,473
Advance payments on contributions	9,250	11,680
Payable to related funds (Note E)	34,800	28,687
Investment related payables	25,838	-
Miscellaneous (Note F)	211,837	620
Total Liabilities	499,428	509,460
FUND BALANCES		
Amounts available for loan commitments		
Contributed Resources	24,106,233	24,016,828
Set-aside Resources	70,487	70,746
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund	433,369	433,458
	24,610,089	24,521,032
Accumulated surplus	1,986,102	1,931,557
Accumulated other comprehensive income (ADF-4)	302,698	305,992
Total Fund Balance	26,898,889	26,758,581
TOTAL	**$ 27,398,317**	**$ 27,268,041**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	2004 (Unaudited)	2003 (Unaudited)
REVENUE		
From loans	$ 48,593	$ 42,096
From investments (Note B)	40,662	33,789
From other sources - net	107	47
TOTAL REVENUE	89,362	75,932
EXPENSES		
Financial expenses	19	4
Administrative expenses (Note E)	34,798	30,639
TOTAL EXPENSES	34,817	30,643
EXCESS OF REVENUE OVER EXPENSES	$ 54,545	$ 45,289

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	2004 (Unaudited)	2003 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 38,836	$ 32,717
Interest on investments received	42,289	31,393
Cash received from other sources	107	47
Administrative expenses paid	(28,685)	(20,474)
Financial expenses paid	(19)	(4)
Net Cash Provided by Operating Activities	52,528	43,679
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(317,754)	(284,189)
Principal collected on loans	85,022	66,675
Loans disbursed	(165,647)	(156,326)
Net Cash Used in Investing Activities	(398,379)	(373,840)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	321,848	327,729
Net Cash Provided by Financing Activities	321,848	327,729
Effect of Exchange Rate Changes on Due from Banks	2,929	7
Net Decrease in Due from Banks	(21,074)	(2,425)
Due from Banks at Beginning of Period	35,530	10,205
Due from Banks at End of Period	$ 14,456	$ 7,780

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	2004 (Unaudited)		2003 (Unaudited)	
Balance at beginning of period		$ 26,758,581		$ 22,852,571
Comprehensive income for the period:				
Net income for the period (ADF-2)	$ 54,545		$ 45,289	
Other comprehensive income for the period	(3,294)	51,251	21,383	66,672
Change in amount available for loan commitments from Contributed Resources		89,405		142,613
Change in SDR value of Set-Aside Resources		(259)		914
Change in value of transfers from TASF		(89)		80
Balance at end of period		**$ 26,898,889**		**$ 23,062,850**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**
Balance, 1 January	$ 300,135	$ (10,429)	$ 5,857	$ 20,120	$ 305,992	$ 9,691
Other comprehensive income for the period	(8,938)	21,427	5,644	(44)	(3,294)	21,383
Balance, 31 March	$ 291,197	$ 10,998	$ 11,501	$ 20,076	$ 302,698	$ 31,074

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2004 and 2003
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of contributing members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member subscriptions. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States.

NOTE B - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 31 March 2004 and 31 December 2003 are considered "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from revenue and reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Estimated fair value represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in revenue from investments.

The estimated fair value of the investments including securities transferred under securities lending arrangement by contractual maturity as of 31 March 2004 and 31 December 2003 are as follows:

	31 March	31 December
Due in one year or less	$3,376,198,000	$3,371,281,000
Due after one year through five years	1,427,579,000	1,380,648,000
Total	$4,803,777,000	$4,751,929,000

The annualized rate of return on the average investments held during the three-month period ended 31 March 2004, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 3.62% (3.98% - 2003). If unrealized gains and losses were included, the annualized rate of return would have been 3.75% (3.97% - 2003).

NOTE C - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

NOTE D - LOANS

As of 31 March 2004 and 31 December 2003, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

Borrower/Guarantor	31 March	31 December
Bangladesh	$ 5,050,173,000	$ 5,035,611,000
Pakistan	4,725,847,000	4,715,161,000
Sri Lanka	2,088,918,000	2,064,582,000
Vietnam	1,531,670,000	1,503,117,000
Nepal	1,298,582,000	1,298,561,000
Others (individually less than 5% of total loans	5,499,326,000	5,429,490,000
Total loans	$20,194,516,000	$20,046,522,000

The principal amount outstanding of public sector loans placed in non-accrual status as of 31 March 2004 was $500,079,000 ($495,974,000 - 31 December 2003) of which $115,236,000 ($106,895,000 - 31 December 2003) was overdue.

No private sector loan was in nonaccrual status as of 31 March 2004 (nil - 31 December 2003).

The undisbursed balance of approved loans as of 31 March 2004 was $7,115,274,000 ($7,291,663,000 - 31 December 2003).

NOTE E - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the three-month period ended 31 March 2004, included directly identifiable expenses of $1,000 ($1,000 -2003) and administration charge amounting to $34,797,000 ($30,638,000 - 2003). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) in the proportion of the relative volume of operational activities of each fund. The amount of administrative expenses, pending settlement to Ordinary Capital Resources, is reflected as "Payable to related funds".

NOTE F - OTHER LIABILITIES - MISCELLANEOUS

Included as part of miscellaneous liabilities is contribution received from the U.S for ADF VIII amounting to $210,660,000. The amount received has been temporarily lodged to a deferred account pending the Board of Directors' approval of the related Instrument of Contribution. Said Instrument of Contribution is anticipated for approval in April 2004.

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2004 and 31 December 2003
Expressed in Thousands of United States Dollars (Note A)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 2,891	$ 2,116
INVESTMENTS (Note B)	214,234	228,493
ACCRUED REVENUE	761	1,146
OTHER ASSETS (Note C)	7,820	7,925
TOTAL	**$ 225,706**	**$ 239,680**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note C)	$ 135	$ 15
UNDISBURSED COMMITMENTS (Note D)	142,944	135,553
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	82,627	104,112
TOTAL	**$ 225,706**	**$ 239,680**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	2004 (Unaudited)		2003 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From investments (Note B)		1,242		1,090
From other sources				
Income from conversion of grants into loans	$ 591		$ 255	
Others	3	594	20	275
Total		1,836		1,365
EXPENSES				
Technical assistance (Note D)		21,428		27,044
Financial expenses		4		1
Total		21,432		27,045
REVENUE LESS THAN EXPENSES		(19,596)		(25,680)
EXCHANGE (LOSSES) GAINS		(1,889)		9,417
DECREASE IN NET ASSETS		(21,485)		(16,263)
NET ASSETS AT BEGINNING OF PERIOD		104,112		68,338
NET ASSETS AT END OF PERIOD		**$ 82,627**		**$ 52,075**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	2004 (Unaudited)	2003 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ -	$ 47
Interest on investments received	2,054	1,977
Cash received from other activities	598	320
Technical assistance disbursed	(13,810)	(9,516)
Financial expenses paid	(4)	(1)
Net Cash Used in Operating Activities	(11,162)	(7,173)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net sales	11,945	8,804
Effect of Exchange Rate Changes on Due from Banks	(8)	88
Net Increase in Due from Banks	775	1,719
Due from Banks at Beginning of Period	2,116	1,792
Due from Banks at End of Period	$ 2,891	$ 3,511

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2004 and 2003
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The financial statements are expressed in thousands of current United States dollars. As a matter of convenience, the United States dollar, the reporting currency is used to measure exchange gains and losses.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE B - INVESTMENTS

All investment securities held as of 31 March 2004 and 31 December 2003 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2004, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 2.24% (3.68% - 2003).

NOTE C - OTHER ASSETS AND LIABILITIES

As of 31 March 2004, included in other assets and liabilities are amounts receivable from Japan Special Fund of $6,000 (nil - 31 December 2003) and Agency Trust Funds of $24,000 ($20,000 - 31 December 2003) and an amount payable to Ordinary Capital Resources of $130,000 ($15,000 - 31 December 2003).

NOTE D - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is accordingly eliminated. During the three-month period ended 31 March 2004, a net amount of $1,549,000 ($1,864,000 - 2003) was written back as a reduction in technical assistance. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects, which have not been disbursed.

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2004 and 31 December 2003
Expressed in Thousands of United States Dollars (Note A)

	31 March (Unaudited)			**31 December**		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 613	$ 2,450	$ 3,063	$ 640	$ 1,977	$ 2,617
INVESTMENTS (Note B)	35,737	234,655	270,392	37,552	220,103	257,655
EQUITY INVESTMENTS (Note C)	-	115	115	-	111	111
OTHER ASSETS (Note D)	622	6,931	7,553	447	6,756	7,203
TOTAL	**$ 36,972**	**$ 244,151**	**$ 281,123**	**$ 38,639**	**$ 228,947**	**$ 267,586**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 714	$ 114	$ 828	$ 1,411	$ 218	$ 1,629
UNDISBURSED COMMITMENTS						
Technical assistance (Note E)	8,573	84,373	92,946	9,759	88,521	98,280
NET ASSETS (JSF-2) (Note F), represented by:						
Uncommitted Balances						
Unrestricted	-	159,664	159,664	-	140,208	140,208
Temporarily restricted	25,151	-	25,151	25,067	-	25,067
	25,151	159,664	184,815	25,067	140,208	165,275
Net Accumulated Investment Income						
Temporarily restricted	2,534	-	2,534	2,402	-	2,402
	27,685	159,664	187,349	27,469	140,208	167,677
TOTAL	**$ 36,972**	**$ 244,151**	**$ 281,123**	**$ 38,639**	**$ 228,947**	**$ 267,586**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	2004 (Unaudited)			2003 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 24,258	$ 24,258	$ -	$ 16,633	$ 16,633
REVENUE FROM INVESTMENTS	-	824	824	-	1,016	1,016
REVENUE FROM OTHER SOURCES	-	2	2	-	30	30
NET ASSETS (REVERTED BACK TO) RELEASED FROM RESTRICTIONS	(81)	-	(81)	1,461	-	1,461
Total	(81)	25,084	25,003	1,461	17,679	19,140
EXPENSES						
Technical assistance (Note E)	(84)	6,630	6,546	1,448	11,944	13,392
Administrative expenses	3	219	222	13	214	227
Financial expenses	-	-	-	-	1	1
Total	(81)	6,849	6,768	1,461	12,159	13,620
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	-	18,235	18,235	-	5,520	5,520
EXCHANGE GAINS (LOSSES)	-	1,221	1,221	-	(308)	(308)
INCREASE IN UNRESTRICTED NET ASSETS	-	19,456	19,456	-	5,212	5,212
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	135	-	135	237	-	237
NET ASSETS REVERTED BACK TO (RELEASED FROM) RESTRICTIONS	81	-	81	(1,461)	-	(1,461)
INCREASE (DECREASE) IN TEMPORARILY RESTRICTED NET ASSETS	216	-	216	(1,224)	-	(1,224)
INCREASE (DECREASE) IN NET ASSETS	216	19,456	19,672	(1,224)	5,212	3,988
NET ASSETS AT BEGINNING OF PERIOD	27,469	140,208	167,677	28,029	160,138	188,167
NET ASSETS AT END OF PERIOD	**$ 27,685**	**$ 159,664**	**$ 187,349**	**$ 26,805**	**$ 165,350**	**$ 192,155**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	2004 (Unaudited)			2003 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 24,238	$ 24,238	$ -	$ 16,633	$ 16,633
Interest on investments received	113	2,258	2,371	475	4,301	4,776
Technical assistance disbursed	(1,834)	(10,630)	(12,464)	(3,029)	(10,622)	(13,651)
Interest assistance paid	-	-	-	(12,536)	-	(12,536)
Administrative expenses paid	(4)	(312)	(316)	(56)	(293)	(349)
Financial expenses paid	-	-	-	-	(1)	(1)
Others - net	1	2	3	1	(274)	(273)
Net Cash (Used in) Provided by Operating Activities	(1,724)	15,556	13,832	(15,145)	9,744	(5,401)
Net Cash Provided by (Used in) Investing Activities						
Net sales (investments)	1,697	(16,305)	(14,608)	14,941	(8,856)	6,085
Effect of Exchange Rate Changes on Due from Banks	-	1,222	1,222	-	-	-
Net (Decrease) Increase in Due from Banks	(27)	473	446	(204)	888	684
Due from Banks at Beginning of Period	640	1,977	2,617	656	711	1,367
Due from Banks at End of Period	$ 613	$ 2,450	$ 3,063	$ 452	$ 1,599	$ 2,051

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2004 and 2003
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The United States dollar is considered as the functional currency of Japan Special Fund (JSF) as it has become the currency of the primary economic operating environment of the Fund. The reporting currency is the United States dollar. The financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the JSF. The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. An amount of $90 million in the ACCSF account, upon request of Japan, was transferred to the Japan Fund for Poverty Reduction (JFPR). JFPR, established by Japan in May 2000 supporting innovative poverty reduction and related social development activities, is one of the trust funds managed by ADB. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

NOTE B - INVESTMENTS

All investment securities held as of 31 March 2004 and 31 December 2003 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rates of return on the average investments held under ACCSF and JSF funds during the three-month period ended 31 March 2004, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 1.16% and 1.29%, respectively (1.80% and 1.70% - 2003).

NOTE C - EQUITY INVESTMENTS

ADB used JSF resources to make equity investments in India in 1990. Commencing May 2001, due to the unavailability of a reliable market value for the investment, ADB reported the investment at its written down value of $115,000 as of 31 March 2004 ($111,000 - 31 December 2003).

NOTE D - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are interfund balances as follows:

	31 March	31 December
Amounts Receivable by JSF from:		
ACCSF	$714,000	$1,410,000
Total	$714,000	$1,410,000
Amounts Payable by:		
JSF to: Ordinary Capital Resources	$ 84,000	$ 141,000
Technical Assistance Special Fund	6,000	-
Agency Trust Funds	-	8,000
	90,000	149,000
ACCSF to: Japan Special Fund	714,000	1,410,000
Total	$804,000	$1,559,000

NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the three-month period ended 31 March 2004, an amount of $2,734,000 ($1,478,000 - 2003) was thus written back as a reduction in technical assistance. Of this amount $84,000 ($52,000 - 2003) corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

NOTE F – CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific technical assistance (TA) projects/programs are classified as temporarily restricted support. As of 31 March 2004, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $25,151,000 ($25,067,000 - 31 December 2003).

Effective 31 December 2002, all remaining temporarily restricted net assets under JSF were transferred and integrated into the regular net assets, as concurred by Japan, in order to optimize the use of JSF.

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2004 and 31 December 2003
Expressed in Thousands of United States Dollars (Note A)

ASSETS	**31 March (Unaudited)**	**31 December**
DUE FROM BANKS	$ 1,541	$ 11,943
INVESTMENTS (Note B)	9,289	1,402
PROPERTY, FURNITURE, AND EQUIPMENT	902	932
OTHER ASSETS	2,026	2,030
TOTAL	**$ 13,758**	**$ 16,307**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE TO ORDINARY CAPITAL RESOURCES	$ 388	$ 317
ACCOUNTS PAYABLE AND OTHER LIABILITIES	1,738	1,775
UNCOMMITTED BALANCES (ADBISF-2)	11,632	14,215
TOTAL	**$ 13,758**	**$ 16,307**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	2004 (Unaudited)		2003 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From other sources - net		$ 1		$ 13
EXPENSES				
Administrative expenses	$ 2,225		$ 1,960	
Program expenses	535	2,760	277	2,237
REVENUE LESS THAN EXPENSES		(2,759)		(2,224)
EXCHANGE GAIN (LOSSES) - NET		21		(14)
TRANSLATION ADJUSTMENTS		155		(120)
DECREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		(2,583)		(2,358)
NET ASSETS AT BEGINNING OF PERIOD		14,215		10,397
NET ASSETS AT END OF PERIOD		**$ 11,632**		**$ 8,039**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2004 and 2003
Expressed in Thousands of United States Dollars (Note A)

	2004 (Unaudited)	2003 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Expenses paid	$ (2,654)	$ (2,090)
Others - net	21	(3)
Net Cash Used in Operating Activities	(2,633)	(2,093)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (investments) sales	(7,858)	27
Net Cash (Used in) Provided by Investing Activities	(7,858)	27
Effect of Exchange Rate Changes on Due from Banks	89	(73)
Net Decrease in Due from Banks	(10,402)	(2,139)
Due from Banks at Beginning of Period	11,943	6,300
Due from Banks at End of Period	$ 1,541	$ 4,161

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2004 and 2003
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE B - INVESTMENTS

All investment securities held as of 31 March 2004 and 31 December 2003 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2004, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.002% (0.004% - 2003).